UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 July 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                   Form 40-F

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Diageo announces CEO departure and succession plan

Wednesday 16 July, London, UK

Diageo today announces that Debra Crew has stepped down as Chief Executive Officer and as a Board Director with immediate effect, by mutual agreement.

The Board has begun a comprehensive formal search process, which will include consideration of internal and external candidates. Until a permanent appointment is made, Nik Jhangiani, Chief Financial Officer, will assume the role of Chief Executive Officer on an interim basis.

Debra Crew has led Diageo as Chief Executive Officer since June 2023, having joined Diageo as a non-executive director in 2019, then serving as President of Diageo North America and subsequently as Group Chief Operating Officer.

Guidance for fiscal 25 and 26 remains unchanged from what was shared on 19th May 2025 in the Q3 Trading Statement, and Diageo will report its fiscal 2025 full year results on 5th August as planned.

John Manzoni, Chair, Diageo plc, said:

"On behalf of Diageo and the board, I would like to thank Debra for her contributions to Diageo, including steering the company through the challenging aftermath of the global pandemic and the ensuing geopolitical and macroeconomic volatility. On behalf of all Diageo colleagues, I wish her every success in the future. The Board's focus is on securing the best candidate to lead Diageo and take the company forward. We strongly believe Diageo is well placed to deliver long-term, sustainable value creation."

Randall Ingber, General Counsel & Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

ENDS

For further information, please contact:

Media relations:
Brendan O'Grady	07812 183750
Rebecca Perry	07590 809101
Clare Cavana	07751 742072
press@diageo.com	+44 (0) 7803 856 200

Investor relations:
Sonya Ghobrial	+44 (0) 7392 784784
Andy Ryan	07803 854842
Grace Murphy	07514 726167
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 16 July 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary